UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               FORM 12b-25

                       NOTIFICATION OF LATE FILING

(Check One):   [ X ] Form 10-K   [  ] Form 20-F   [  ] Form 11-K
 [  ] Form 10-Q     [  ] Form N-SAR

               For Period Ended:        December 31, 1999
               [  ] Transition Report on Form 10-K
               [  ] Transition Report on Form 20-F
               [  ] Transition Report on Form 11-K
               [  ] Transition Report on Form 10-Q
               [  ] Transition Report on Form N-SAR
               For the Transition Period Ended:_______


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                    N/A



PART I--REGISTRANT INFORMATION

     NORD RESOURCES CORPORATION

 Full Name of Registrant:

     N/A

 Former Name if Applicable:

     201 Third Street, NW, Suite 1750

 Address of Principal Executive
 Office (Street and Number):

     Albuquerque, NM  87102

 City, State and Zip Code:


PART II--RULES 12b-25(b) AND (c)

 If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed. (Check box if appropriate)

 [    ]               (a)   The  reasons described  in  reasonable
               detail  in  Part  III of this Form  could  not  be
               eliminated   without   unreasonable   effort    or
               expenses;

 [ X ]                (b)   The subject annual report, semi-annual
               report, transition report on Form 10-K, Form 20-K, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [    ]                (c)  The  accountant's statement  or  other
               exhibit  required  by  Rule  12b-25(c)  has   been
               attached if applicable.

PART III--NARRATIVE

 State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      Nord  Resources Corporation has experienced  almost
      a  complete change of key personnel in the  Finance
      Department.   The  Acting Chief  Financial  Officer
      joined  the  Company on January 11,  2000  and  the
      Controller  was  appointed  on  February  1,  2000.
      These  two  individuals  are  devoting  significant
      amounts    of    time   to   assuming    all    the
      responsibilities    of   their    positions,    and
      completing the Form 10-K in a timely manner would have required an unreasonable effort.



PART IV--OTHER INFORMATION

 (1) Name and telephone number of person to contact in regard to this notification

        John P. Griffith         505                   766-9955
         (Name)              (Area   Code)         (Telephone  Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
      [ X ] Yes [   ] No

     _______________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
      [ X ] Yes  [   ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Registrant is releasing its earnings statements for the periods ended December 31, 1999 contemporaneously with the
      filing of this Form 12b-25.        [   ] Yes [ X ] No




                           NORD RESOURCES CORPORATION
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.





Date:     March 31, 2000                By:
                                        /s/ John P. Griffith
                                        Name  John P. Griffith
                                        Title: Acting Chief Financial Officer





Attachment  as  required  for  Part  IV,  (3)  -  Explanation  of
Anticipated Change

Nord   Resources   Corporation   anticipates   recognizing   four
significant changes for the year ended December 31, 1999 compared to the year ended December 31, 1998.

First,  in  1999 the Company sold its interest in  Sierra  Rutile
Limited, realizing a $3.7 million gain on the sale. There was no such gain in 1998.

Second, the Company will recognize a loss related to its investment in Sierra Rutile Limited of $523,000 for 1999, compared to a loss of $5,001,000 for 1998.

Third, the Company has produced and sold small amounts of copper at the Johnson Camp Mine since acquiring the property in June 1999. For 1999, the Company has recognized sales revenue of approximately $500,000 and a cost of sales of approximately $1.4 million. Both items were nil for 1998.

Finally, the Company will recognize a loss of approximately  $3.4 million  related to its equity in the net loss incurred  by  Nord
Pacific Limited in 1999. The Company recognized a gain of $38,000 for the same item in 1998.

Combined, the changes described above will result in a net loss of approximately $4 million for 1999, compared to a net loss of $7.8 million for 1998.